Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

May 19, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Trust for Advised Portfolios (the “Trust”)
File Nos.: 333-108394 and 811-21422
Ziegler Senior Floating Rate Fund (S000053146)

Ladies and Gentlemen:

The Trust files herewith a preliminary proxy statement on behalf of the Ziegler Senior Floating Rate Fund (the “Fund”) seeking shareholder approval of a new investment advisory agreement and investment sub-advisory agreement. Pursuant to Rule 14a‑6 of Regulation 14A under the Securities Exchange Act of 1934, the Trust is filing this preliminary proxy statement 10 calendar days before the date that the definitive proxy statement is filed and first sent to Fund shareholders.

If you have any questions or comments regarding this filing, please do not hesitate to contact the undersigned at (626) 914-7372 or scott.resnick@usbank.com.

Very truly yours,

/s/ Scott A. Resnick

Scott A. Resnick
Secretary
Trust for Advised Portfolios

Enclosures